December 5, 2024

Stephen Walker
Chief Financial Officer
Taboola.com Ltd.
16 Madison Square West
7th Floor
New York, NY 10010

       Re: Taboola.com Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           Form 10-Q for the Quarter Ended September 30, 2024
           Filed November 7, 2024
           File Number 001-40566
Dear Stephen Walker:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology